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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                     (Amendment No. ______)*


            BOISE CASCADE OFFICE PRODUCTS CORPORATION
  -------------------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $.01 per share
  -------------------------------------------------------------
                 (Title of Class of Securities)

                           097403-10-9
                ---------------------------------
                         (CUSIP Number)

                        John W. Holleran
            Senior Vice President and General Counsel
                    Boise Cascade Corporation
                      1111 W. Jefferson St.
                      Boise, ID 83728-0001
                          208/384-7704
         _______________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 25, 1997
          _____________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with this statement { }. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097403-10-9              13D

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          BOISE CASCADE CORPORATION (I.R.S. EMPLOYER
          IDENTIFICATION NO.: 82-0100960)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  {_}
                                                       (b)  {_}
          NOT APPLICABLE

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)  {  }

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER

               53,000,000

     8    SHARED VOTING POWER

               -0-

     9    SOLE DISPOSITIVE POWER

               53,000,000

     10   SHARED DISPOSITIVE POWER

               -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          53,000,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  {  }

          NOT APPLICABLE

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          81.3041%

14   TYPE OF REPORTING PERSON*

          CO
               *SEE INSTRUCTION BEFORE FILLING OUT

                          SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER

          The class of securities to which this statement relates is the common stock, par value $.01 per share, of Boise Cascade
Office Products Corporation ("BCOP"), whose address is 800 West
Bryn Mawr Avenue, Itasca, Illinois 60143.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed on behalf of Boise
Cascade Corporation ("BCC"), a Delaware corporation, whose principal office is located at 1111 West Jefferson Street, Boise, Idaho 83728-0001.

          BCC is an integrated paper and forest products company headquartered in Boise, Idaho, with domestic and international operations. The company manufactures and distributes paper and wood products, distributes office products and building materials, and owns and manages 2.4 million acres of timberland.

          BCC has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          BCC purchased the shares of stock reported in Item 5 for $48,486,375 with working capital.

ITEM 4.   PURPOSE OF TRANSACTION

          Under the terms of the April 1, 1995, Shareholder Agreement between BCOP and BCC, BCC has the option to purchase any or all shares of voting securities issued by BCOP, subject to various exceptions. The Agreement provides that this option will remain in effect for as long as BCC owns at least 33% of the voting power of BCOP's outstanding capital stock. This purchase maintains BCC's 80% interest in BCOP, preserving the benefits of tax consolidation.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  As of September 25, 1997, BCC owned 53,000,000
shares of BCOP's common stock or 81.3041% of the 65,187,401 shares of common stock outstanding.

          (b) BCC has the sole power to vote and dispose of such shares.

          (c)  During the 60 days prior to September 25, 1997,
BCC did not acquire any other shares of BCOP stock.

               The 2,250,000 shares of unregistered common stock (reported on this Schedule 13D) were issued to BCC by BCOP on September 25, 1997, under the terms of the Shareholder Agreement described in Item 4. Under the terms of this Agreement, the selling price of the stock was fixed by a market-based formula at $21.5495 per share.

          (d-e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

October 1, 1997
------------------
      Date

BOISE CASCADE CORPORATION


/s/ Karen E. Gowland
-----------------------------------------
Karen E. Gowland, Vice President,
Associate General Counsel, and
Corporate Secretary